UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Selling Shareholders

The board of directors (the “Board”) of Magic Empire Global Limited (the “Company”) has been notified by two shareholders (the “Selling Shareholders”) of the Company that the Selling Shareholders entered into a definitive share purchase agreement (the “Share Purchase Agreement”) on May 22, 2026, pursuant to which the Selling Shareholders agreed to transfer an aggregate of 1,638,250 Class A ordinary shares and 1,000,000 Class B ordinary shares of the Company to Fu Kam Holdings Limited, Easefound Investment Limited, Jming International Trade Company Limited, Quick Cash Technology Limited and Mr. Xiaoxi Xu (collectively the “Purchaser”). The Closing of the Share Purchase Agreement was on June 11, 2026. The Company was not a party to the Share Purchase Agreement and did not receive any proceeds from the transaction. The Company understands that the Selling Shareholders and the Purchaser will make such filings as may be required under Section 13(d) of the Securities Exchange Act of 1934, as amended. After due inquiry, the Board has considered the matter and does not currently anticipate that this transfer of shares will have a material adverse impact on the business operations or financial position of the Company and the Company’s business operations continue in the ordinary course.

Resignation of Chairman, Chief Executive Officer, Directors and Independent Director

On June 11, 2026, the Board of the Company received and accepted the resignation of Mr. Wai Ho Chan (“Mr. Chan”) from his position as the Director and Chairman of the Board of the Company, the resignation of Mr. Sze Hon Johnson Chen (“Mr. Chen”) from his position as the Director and Chief Executive Officer of the Company; and Ms. Ka Lee Lam (“Ms. Lam”) from her position as Independent Director of the Board, all effective immediately. Each of Mr. Chan, Mr. Chen and Ms. Lam resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. The Board expressed its gratitude for their contributions and dedicated service to the Company.

Appointment of Chairperson, Interim Chief Executive Officer, Directors and Independent Director

Effective on June 11, 2026, the Board appointed Ms. Shufen Huang (“Ms. Huang”) as the Chairperson of the Board of the Company, Interim Chief Executive Officer of the Company and Director of the Board, Ms. Jingxin Feng (“Ms. Feng”) as Director and Mr. Ke Yang (“Mr. Yang”) as Independent Director. The Board has commenced a search for a permanent Chief Executive Officer and will make a further announcement regarding the appointment in due course.

Ms. Shufen Huang

Ms. Huang brings over 30 years of business and management experience across the retail, manufacturing, and trading sectors. She began her career as an entrepreneur, founding and operating an electrical appliance retail business where she was responsible for product sourcing, inventory management, and sales operations, successfully achieving sustainable cash flow and capital growth.

From 1996 to 2014, Ms. Huang served as General Manager of Jiasheng Leather Co., Ltd, where she oversaw the company’s overall operations. She led the procurement of raw cowhide from the United States, established stable overseas supply channels, and coordinated domestic production scheduling and national distribution networks. She had full responsibility for daily operations, reporting directly to the board of directors, and managed a team of approximately 300 employees and played a key role in expanding the company’s sales networks across Mainland China, significantly increasing market share.

From 2015 to 2020, Ms. Huang was a shareholder of Guangsheng Co., Ltd., where she participated in strategic decision-making and led the leather trading division. In this role, she managed key client relationships, participated in major contract negotiations, oversaw operational and financial processes.

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Ms. Jingxin Feng

Ms. Feng has worked across legal, financial services, and compliance sectors, including internships at law firms C.C. Lee & Co. and Johnnie Yam, Jacky Lee & Co., where she supported legal research, client meetings, and document management. She gained investment banking operations experience at Guolian Securities (H.K.) Co., Limited, assisting senior management on strategic projects and business proposals. From January 2022 to April 2022, she also served as an Advisory Assistant at EQC Compliance Advisory, handling CRM systems, compliance report reviews, and marketing campaigns.

Ms. Feng holds a Master of Commerce with Excellence (specialising in Business Analytics and Marketing Analytics) from the University of New South Wales. She also holds a Master of Global Management from the University of Hong Kong and a Bachelor of Social Sciences with double majors in Sociology and Human Resources Management from the University of Hong Kong.

Mr. Ke Yang

Mr. Yang has been engaged in corporate operations, project management, and technical infrastructure since 2019. He has participated in project coordination and operational management across multiple jurisdictions, including Mainland China, Hong Kong, Singapore, the United Arab Emirates, and the United States. His work has primarily focused on the development of data center and related infrastructure projects, encompassing project advancement, supplier communications, partner coordination, internal management, and cross-border team collaboration.

Since 2023, Mr. Yang has been involved in cross-border corporate operations, business coordination, investment management, and capital markets support.

Mr. Yang obtained a bachelor’s in engineering degree from North University of China in 2018 and subsequently pursued advanced studies at Memorial University of Newfoundland, Canada.

Each of Ms. Huang, Ms. Feng and Mr. Yang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Huang, Ms. Feng and Mr. Yang had, or will have, a direct or indirect material interest.

Composition of Committees

Following the resignation of Ms. Lam and the appointment of Mr. Yang, the members of the Committees of the Company were as follows:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Mr. Chi Wai Siu	Chairman	Member	Member
Mr. Ke Yang	Member	Member	Chairman
Ms. Jessica Hung	Member	Chairlady	Member

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: June 15, 2026	By:	/s/ Shufen Huang
Shufen Huang
Chairperson of the Board

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